SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
BUSINESS OBJECTS S.A.
(Name of Subject Company)
BUSINESS OBJECTS S.A.
(Name of Person(s) Filing Statement)
Ordinary shares, €0.10 nominal value per share
American Depositary Shares, each representing One Ordinary Share
(Title of Class of Securities)

F12338 103
12328X 107
(CUSIP Number of Class of Securities)

David Kennedy
Senior Vice President, General Counsel and Corporate Secretary
c/o Business Objects Americas
3030 Orchard Parkway
San Jose, California 95134
(408) 953-6000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:
Larry W. Sonsini, Esq.
John T. Sheridan, Esq.
Julia Reigel, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

F I N A L   T R A N S C R I P T
Thomson Street EventsSM
SAP – SAP AG to acquire Business Objects in Friendly Takeover;
Combined Companies to accelerate Leadership for Business User
Applications – Conference Call (Frankfurt)
Event Date/Time: Oct. 08. 2007 / 9:00AM ET

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Oct. 08. 2007 / 9:00AM, SAP – SAP AG to acquire Business Objects in Friendly Takeover; Combined Companies to accelerate Leadership for Business User Applications – Conference Call (Frankfurt)
C O R P O R A T E   P A R T I C I P A N T S
Herbert Heitmann
SAP AG - IR
Henning Kagermann
SAP AG - Chairman and CEO
John Schwarz
Business Objects - CEO
Werner Brandt
SAP AG - CFO
C O N F E R E N C E   C A L L P A R T I C I P A N T S
Wilhelm Close
CNBC Europe - Analyst
Gerrit Wiesmann
Financial Times - Media
P R E S E N T A T I O N
Herbert Heitmann - SAP AG - IR
Good afternoon, ladies and gentlemen. My name is Herbert Heitmann. On behalf of the SAP management and our guest today, John Schwarz, CEO of Business Objects, I would like to welcome you to our joint press SAP/Business Objects press conference here in Frankfurt. The conference is broadcasted. You can submit your questions from this moment on at presssap.com and we will do our best to answer them as much as we can. We only have one hour and it is really hard in here because the financial analyst conference starts at 4:00 here and we need to switch the audience.
In a minute I’ll hand it over to Henning Kagermann, our CEO, who will explain to you what we did last night and why we did this and how it fits into our strategy. And John will then give his perspective from the Business Objects side to this project that we just kicked off here and Werner Brandt will then provide the details of this deal here afterwards. And then we are here for your questions.
So with that, I’d like to hand it over to Henning Kagermann.
Henning Kagermann - SAP AG - Chairman and CEO
Thank you and welcome. You have seen yesterday that SAP has made an offer to acquire Business Objects in a friendly takeover. That’s why we both are sitting here today. There are many reasons behind. I have summaries on the first slide.
The key ones, it is definitely a top priority in IT spendings these days, business intelligence applications. It is a unique opportunity that two market leaders, SAP in business applications and Business Objects in business intelligence applications are joining forces. That drives significant and compelling synergies from a top line because we can leverage each other’s capabilities [as it] comes to the slate and detail. We can also leverage each other’s innovation and relationships.
There are also synergies on the bottom line because we will share and leverage our infrastructure and our capacity. Overall we will see the industry’s most comprehensive portfolio for business performance and optimization solutions in the market and we will offer these for companies of all sizes in all geographies and over time for all industries.

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Oct. 08. 2007 / 9:00AM, SAP – SAP AG to acquire Business Objects in Friendly Takeover; Combined Companies to accelerate Leadership for Business User Applications – Conference Call (Frankfurt)
So that is the reason why I said in the press release that I am happy and looking forward to these, let’s say, joint combination of market leaders, because it will benefit not only the shareholders but in particular our clients and on our (inaudible).
Now how does this fit from SAP’s point of view into our strategy? You know that we have outlined a few years ago a strategic roadmap which you will see on the left-hand side. It was the idea to double our addressable market. We have identified a few years ago that there are three areas of accelerated growth. This is our business process platform, so the transformation of our product portfolio into a services oriented architecture so that all our applications are based on a business process platform.
Once that is done, we expect that we can monetize the business process platform by attracting ISVs. We have identified (technical difficulty) market and we have also identified the business user solutions - I will switch this out here in case that is me. Never know - as the fastest-growing segment.
Now for each segment you need the right growth strategy and we have started at the bottom this transformation of our business suite, which was focused on organic growth with a few minor tuck-in acquisitions. For industry solutions we have adopted the strategy of co-innovation. We have 27 industry solutions where we grow organically, but we have a wide space where we go with partners. It is obvious that for the business process platform it’s organic growth because that’s our platform and you have seen very minor acquisitions like identity management recently and we will continue with that.
In the midmarket we made also a small acquisition, Business One, but we have recently made a major, major organic growth move in bringing our SAP Business ByDesign to the market, so our on demand offering Next Generation architecture. But we have an indirect channel so to some extent a kind of co-innovation here as well.
Business user solutions are something different from our point of view. It is a very dynamic market with companies requesting solutions which fits into let’s say every IT environment. It is very end-user more focused. It is more like a consumer market. It is about [in] consumption. People expect that you embrace the latest and coolest technology and therefore we decided that we would go here more with an acquisition strategy.
If you remember, we made an acquisition of Virsa for governance, risk, and compliance. We did it recently with OutlookSoft. And I am very happy that we have now this opportunity to bring both market leaders together in order to accelerate our growth in these important segments. It is the fastest-growing segment of the suite.
Question is how does this fit? We see each other very complementary. There is definitely a change in the nature of work. You all are seeing this. We see it as well. If you look to this diagram, you’ll see that if we look to a normal enterprise to all potential users in an enterprise, you can distinguish the one side between task workers or people were doing routine jobs every day and more decision-makers.
On the other side, if you are a task worker, you have very structured activities. If you think about putting in data for an order book, but there are more and more ad hoc activities as well, unexpected tasks, unexpected activities, more creative ones where people look for solutions in order to increase the productivity of people.
Then you have the same for the decision-makers. Here’s a most important piece where decision-makers look how can they improve their productivity for their creative and decision-making tasks? You’ll see here that both companies come from different angles. SAP is a market leader in enterprise applications; per definition had to focus at the beginning on the corner where we serve task workers with structured activities. That’s where we are strong, where we cover nearly everything.
And over the time, we have started to pushing out into these two dimensions you’ll see. So we have more and more added ad hoc activities into our end-to-end processes and we have more and more added capabilities to serve the decision-makers. And Business Objects is just coming from the other side of the equation and pushing also let’s say into these two segments.

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Oct. 08. 2007 / 9:00AM, SAP – SAP AG to acquire Business Objects in Friendly Takeover; Combined Companies to accelerate Leadership for Business User Applications – Conference Call (Frankfurt)
Now you see that the combination enables us let’s say to cover the entire space as fast as possible and better than anybody else. This is important because if you look to what our customers want and they want more and more automation of transaction work, that’s what we deliver. On the other side, there is a strong need for end-to-end processes where we combine these more structured with the creative activities and more question for support of decision-making and analytics.
So now how are these offerings fitting together? This is a little bit complex slide, but I wanted to show you what’s on our plate today. We have a technology platform with a lot of technological innovations which could deleverage (inaudible) Business Objects. Just mentioning our BI accelerator, so - an in-memory database or master data management, very important steps we did here.
We have made a commitment to our clients that we will enrich the suite by embedded reporting, analytics and content. We have started to build cross-industry performance management suites, [GOC], starting with the acquisition of Virsa. We have just started to build an enterprise performance management. Others could be added. On top our industry solutions. For two industries we have already analytic offerings. Now we are looking forward to do the same for all the other 27 industries.
So if you bring both together, you see here that this is indeed the perfect match for customers of both companies and for partners because we complement each other. You see here that the overlap is pretty small. We guess that 40% of our clients are also Business Objects clients and with three areas of accelerated growth opportunities. One is that Business Objects now can average SAP’s technology, capacity, and strengths to come to the market with an even broader standalone offering so that how they push into the open market these push will be stronger and they can strengthen their market leadership there.
On the other side, we have many clients who are asking for highly, tightly integrated solutions where we integrate the transaction space with the analytical space. So here high integration is key. That is point two. Then it is obvious that together we can easily expand our customer base and exploit up-selling opportunities.
So therefore if you bring both portfolios together, you’ll see that we will keep Business Objects as a stand-alone entity in order to exploit these horizontal generic markets where customers are requesting easy to consume analytical applications. You see here is the stack, enterprise information management, the open business [structure] layer and the analytics application coming from Business Objects. We will leverage our offerings through know-how transfer in bringing embedded analytics in.
As I said, there will be open technology transfer but we will not force Business Objects to use SAP technology. So they should be agnostic and run on nearly every technology environment what they are doing today. We will come up with a unified portfolio if it comes to cross industry and industry specific analytical applications.
So in summary, we see the following key benefits for the market. I would like to start with Business Objects customers. The added value of SAP is clear. Our capacity, our reach, our relationships, and that we will protect the investment. Business Objects can deliver analytics which are now deeply enriched by business process and vertical domain expertise coming from us. They can enrich their portfolios from technological innovations from SAP. I mentioned them. Then definitely there is the availability of our leading application portfolio.
For our customers, the added value is also very important. It is a deep analytical and technical know-how we get from Business Objects. We can now deliver business processes which are enriched by analytical applications and we can in the end bring more and more close loop process decision support process to the market.
It is a joint value proposition for joint clients. They have really wall-to-wall offerings for the business user. They will have lower TCO because there will be one lifecycle management. We will leverage each other’s strengths in on-demand, the on-demand reporting from Business Objects and our new on-demand offerings through SAP Business ByDesign. There is a big synergy potential in the midmarket because both are successful in the midmarket and both have a huge partner ecosystem which we feel we can leverage to each other’s benefit.

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Oct. 08. 2007 / 9:00AM, SAP – SAP AG to acquire Business Objects in Friendly Takeover; Combined Companies to accelerate Leadership for Business User Applications – Conference Call (Frankfurt)
I think with that, John, it is up to you.
John Schwarz - Business Objects – CEO
Thank you, Henning. (Spoken in German) I will it at that and switch over to English. Despite my German name, my German language is not measuring up to my heritage.
I am delighted to have the opportunity to address you today as the future member of the SAP Group representing the Business Objects organization, the team, customers, and obviously our investors.
First before I get into the specifics of my story, I would like to share with you why we agreed to be acquired. I would like to stress that the idea came from SAP, not from us. There were lots of rumors in the marketplace about us being shopped or looking to be acquired. That is not correct. We did not go out to be acquired, but we did respond to what was a very positive offer from our SAP colleagues.
Business Objects has been building value for its customers and for its investors by building open, broad, standards-based, heterogeneous solutions that were not dependent on any application or any data structure or any platform. That value is being protected and that is the key reason why the combination of Business Objects and SAP is a great, great proposition for our customers and ultimately for our employees.
Now we have been a fast-growing company in the fastest-growing segment of the software marketplace; business intelligence market is now more than $10 billion worth of revenue and it is growing at about 10% per year. Business Objects participates in all segments of the business intelligence marketplace. We are the broadest participant, the company that has the largest portfolio of offerings in the BI space.
But we have also built a very aggressive strategy for further growth beyond what the market offered in and of itself. And in fact, have a history of exceeding the market growth by about 50% faster rate than what the market actually grew by itself. We intend to continue to grow and these are the five key strategies that allow us to do that. I will talk about the integration with SAP just in a moment.
First of all, in the core of our strategy is the need to continue to extend our end-to-end BI solution and the leadership which we have achieved is very much dependent on our ability to continue to extend. The bringing together of the SAP organization and the Business Objects organization clearly makes that much stronger proposition.
With SAP, we instantly have access to master data management. We instantly have access to in-memory analytics. We instantly have access to governance, risk, and compliance management. We instantly have access to the integration of the BW, which is the largest business warehouse in the market with our analytics and our reporting capabilities. So very strong story in the middle here.
Secondly, we have a substantial services capability and this is a very important part of our portfolio as well because customers typically require some help in the deployment and effective use of business intelligence solutions. And this becomes especially important as we begin to live on top of the SAP platform in the areas where we have joint customer set. So the combination of the services capability from Business Objects and from SAP gives us a much greater strength in reaching the market.
This is by the way not to suggest that we somehow exclude our systems integration partners from this opportunity. Between SAP and Business Objects, we still cover a very small amount of all of the services that need to be offered, and so we intend to continue to partner and continue to deliver very strong joint offerings through our SI integration organizations.

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Oct. 08. 2007 / 9:00AM, SAP – SAP AG to acquire Business Objects in Friendly Takeover; Combined Companies to accelerate Leadership for Business User Applications – Conference Call (Frankfurt)
Beyond these two core components of our strategy, there are three what I would call breakout strategies that we are pursuing. First and foremost, we want continue to expand our business in the midmarket. Midmarket is typically defined as customers that do about $1 billion of revenue or less. There are literally hundreds of thousands of organizations like that around the world.
We today generate about one-third of our business from this market already and we have a 3000 channel - 3000 partner channels members if you will - partners in our channel structure. SAP brings almost as many channel partners in their midmarket strategy. So the combined channel is greater than 5000 members and in this midmarket area, which is underpenetrated on both the business application solutions and the business user solutions, we think we can substantially accelerate by combining our offerings and working with our channel partners as one.
We also need to go and do a much better job in the global reach, if you will. We have traditionally been a strong European business and a strong North American business, but we are building a capacity in Asia. Again, SAP has already a very strong presence in all of these markets and I think we can complement each other as we reach out to Japan and China and India, Taiwan, Vietnam, Thailand, and other parts of the Asian continent.
Here we can complement each other also in the industry, in the sectors that we target. SAP has traditional strength in the process industries, in manufacturing in utilities and organizations of that nature. We have traditionally done very well in the finance sector for instance or the health sector. So the cross-pollination of our vertical capability again becomes an important extension of our business.
Finally, the idea of new business models comes to mind and here Henning talked about the on-demand offering, where our solutions are offered to the customers on a hosted software as a service basis. Where instead of buying software and installing it on their own infrastructure, customers have the opportunity to in fact just plug in through a Web access or through a browser to a service that provides the full rich capabilities that other customers are buying and installing in their own right.
And the combination and integration of that plus our information on-demand offering where we bring to the market data from third-party providers such as Dunn & Bradstreet or Thomson and others where you can integrate external information and internal information and deliver benchmarking statistics and the ability to compare performance we think is another very strong opportunity to pursue.
So as you can see, we feel we are pretty complementary to each other. Obviously there is some work to be done in aligning the technology and aligning the services and sales, but nevertheless this is a very strong statement and the ability to operate within SAP as an independent or stand-alone business intelligence organization that allows us to target not just the SAP account set, but go beyond that, which is where we have always been, I think is an unbeatable combination.
So very pleased with the strategy and very much looking forward to have the opportunity to work in the framework of the SAP Company.
Some of the key points that we have always delivered, which I think are strengthened with this combination; first of all, the leadership that we have delivered will remain open, broad, and integrated. And integrated now not just within the SAP - sorry not just within the Business Objects context - but also integrated with the SAP context. So we will be going to market in what we would call the L-formation, integrated with SAP and horizontal across other platforms and domains.
Secondly, our best-in-class enterprise information management or data integration management solution will provide a significant value proposition to SAP customers as they bring data together from the internal SAP applications as well as from other applications in the enterprise and potentially applications from their partners or customers or people outside.
We will together deliver to the market the leading CPM, or corporate performance management, what we call enterprise performance management solution by far as we combine the strength of the SAP portfolio and the Business Objects portfolio.

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Oct. 08. 2007 / 9:00AM, SAP – SAP AG to acquire Business Objects in Friendly Takeover; Combined Companies to accelerate Leadership for Business User Applications – Conference Call (Frankfurt)
We have the opportunity to bring to the market world-class embedded analytics as we take the components that are the analytics pieces of our portfolio and allow the SAP team to embed them in the process applications. We will be extending the NetWeaver middleware platform with our components so that we begin to share transactions or share data or share functions across that middleware layer much more easily. Very importantly focusing on a common data integration platform or common, if you will, metadata or semantic layer. Critical solution for business users.
Finally I talked about the on-demand opportunity. I think this is a fast growth opportunity we can ultimately expand dramatically faster working together.
So all in all, I am very pleased to be here. I think my company will do very well in the context of the SAP organization. Our shareholders are obviously pleased with the decision and now we need to make sure that our customers and employees remain pleased with the combination.
Thank you and I would like to pass the baton over to Werner.
Werner Brandt - SAP AG - CFO
Thank you, John, and good afternoon. Here are some details regarding the transaction. First of all, yesterday evening we have signed definitive merger agreement. It is better named a tender offer agreement with Business Objects and we’ll shortly launch direct cash tender offer for all outstanding shares of Business Objects at a price per share of EU42. This EUR42 represent a 20% premium over the Business Objects closing share price of last Friday, October 5, but if you look to the three-month average share price of Business Objects, then the premium is roughly 33%.
The transaction volume taking into account the transaction costs will be slightly above EUR4.8 billion, and this does not take into consideration that we assume that Business Objects will have cash in its balance sheet as per the day of the closing of roughly EUR600 million.
We will finance this transaction out of our available cash and we will borrow funds and we can maybe talk later about the proportions this might have. The minimum tender conditions for the offer is a majority of the issued and outstanding Business Objects shares, so it is 50% plus one share. Other conditions include of course the antitrust and regulatory approvals.
The offer is expected to commence within the next week, with a filing of the tender offer agreement with the AMF and later on in the U.S. and is expected to close in the first quarter of next year.
We have agreed in this tender offer agreement that we would become entitled to what we call a breakup fee of EUR86 million in the event that the transaction is not completed successfully and certain other conditions are satisfied. The next point we have listed here is that our primary focus and this is very important, after the close of the offer is drive merger-related revenue. The focus is on revenue and additional cost synergies and that Business Objects will be run as a separate entity business unit within our organization and combined organization.
As I mentioned before, the closing of the transaction is expected within the first quarter of 2008 and if you look to the impact on our earnings per share, SAP’s earnings per share, then we see that on a U.S. GAAP basis, not eliminating any transaction-related acquisition related costs on a U.S., pure U.S. GAAP basis will be accretive in year 2009 and beyond. And in 2008 itself due to some one-time acquisition-related expenses, we will and expect mid single digit decrease in our earnings per share again, on a U.S. GAAP basis. So this is an accretive transaction from a U.S. GAAP EPS perspective.
That is all from my side. I think we can go to question and answers right away.

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Oct. 08. 2007 / 9:00AM, SAP – SAP AG to acquire Business Objects in Friendly Takeover; Combined Companies to accelerate Leadership for Business User Applications – Conference Call (Frankfurt)
Herbert Heitmann - SAP AG - IR
Thank you. First of all, let me remind you and all of us that we, SAP, are still in our quiet period and would like to stay there. That means we only answer questions that are related to the topic this whole conference is about today. Second, the questions over the Web should come into the email account, press at SAP.com.
So with that, I would like to call for the first questions.
Q U E S T I O N S   A N D   A N S W E R S
Unidentified Audience Member
(Spoken in German)
Henning Kagermann - SAP AG - Chairman and CEO
(Spoken in German)
Herbert Heitmann - SAP AG - IR
Maybe just as a courtesy, there were four questions, whether — what is meant when John Schwarz said the combination is simply unbeatable? Was this a shift in the strategic intent of SAP and how do you justify the price?
And Henning — I would say, Henning, forgive me, you reused your answers in the presentation — or your statements as a presentation to explain that indeed this combination is unbeatable. It is not a deviation from our strategic intent and the price is simply [justifiable] because on an EPS basis, as Warner alluded, it will be additive in 2009 moving onwards.
With that, I’d like to ask for the next question.
Unidentified Audience Member
Given the evolution of your strategy that you described at the beginning of your presentation, Mr. Kagermann, should we expect more acquisitions on this kind of scale?
Secondly, several commentators have interpreted this move as at least in part a reaction to Oracle’s acquisition strategy. Are they gaining marketshare as they claim? And lastly perhaps, Mr. Brandt could give a few more details of the financing of the deal, the equity/debt ratio, the size of the loan, and who is arranging it, if possible. Thanks.
Henning Kagermann - SAP AG - Chairman and CEO
Thank you. Two questions. I start with the last one. It is not a reaction because we can see if you have compared the data in the last 12 to 14, 15 quarters that Oracle is gaining marketshare. I think you can just look to the figures and then you see this is just the wrong thing. So therefore there is no need for reaction here.
From a strategic point of view, let me summarize the key points again. First of all, the roadmap is unchanged. You have seen my slides I think now since three or four years. I think we are on track. We have delivered on everything we have announced a few years ago. We have proven that we can with organic growth outperform the market. We have also proven that we can be

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Oct. 08. 2007 / 9:00AM, SAP – SAP AG to acquire Business Objects in Friendly Takeover; Combined Companies to accelerate Leadership for Business User Applications – Conference Call (Frankfurt)
an innovator in the market from a technological side and from the applications side. Just if you look to our recent announcement of SAP Business ByDesign.
We are good co-innovators. We have the largest and best ecosystem in the industry, at least that’s what analysts tell us. We have proven that we can make tuck-in acquisitions and now we are, let’s say, on our way to prove that we can also made larger acquisitions.
Werner Brandt - SAP AG - CFO
We still have a part missing with regard to the financing of the transaction. You can assume that roughly 50% will be financed — will be financed out of the our liquidity and the remaining roughly up to EUR2.5 billion will be financed, but it is clearly our intention to reduce the related debt to zero again by the end of 2009.
Wilhelm Close - CNBC Europe - Analyst
[Wilhelm Close], CNBC Europe. Mr. Kagermann, the market was a bit irritated by the fact that Business Objects issued a profit warning shortly after you announced the takeover. My question is in how far were those figures known to you when the deal was fixed? Was it maybe even part of the deal in order to — well lure as many shareholders of Business Objects as possible to accept your offer? I would ask you to comment just briefly on the market reaction. We have seen your share being under heavy pressure today. Thank you.
Henning Kagermann - SAP AG - Chairman and CEO
Yes, thank you. I would pass the first question to John. I think that is more Business Objects question and would like to comment the market reaction. I believe that the market is not completely educated. I think you know the regulation. Once a decision of this type is made you have to go out and talk what we did yesterday and therefore there is no time to educate the market. We have time today and the next days and I think once the market understands the benefits of this deal, I think they will give us the credit.
We have pointed out today that this is a very favorable deal for us. If you look purely from a financial point of view and Werner did this, in parallel I think everybody who understands the market can see the strategic impact. The market will also see the reaction of business analysts and customers.
So from that point of view, I would say it is a very early reaction because we had no time so far to educate the market.
John Schwarz - Business Objects - CEO
So on my part, first of all, we were open with SAP about the issues that we were facing in the quarter before the transaction was announced, so there was nothing hidden between us in that regard. Secondly, I would suggest that a large part of the reason why we had difficulties in the last quarter were in fact caused by the rumors that were circulating in the market prior to the announcement, prior to the end of the quarter. I expect that given the strength of the market demand and the strength of the organization, that there is nothing strategically or structurally wrong with our performance.
Gerrit Wiesmann - Financial Times - Media
Gerrit Wiesmann, Financial Times. Herr Kagermann, I would like an explanation for this switch in this business user segment, two larger acquisitions that you just signaled. Do you see that switch has been predicated on SAP’s internal development? You

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Oct. 08. 2007 / 9:00AM, SAP – SAP AG to acquire Business Objects in Friendly Takeover; Combined Companies to accelerate Leadership for Business User Applications – Conference Call (Frankfurt)
have done your strategic homework and now it is time to expand into this or expand more quickly in this sector? Or is it really predicated on this extremely fast growth of this market?
Secondly, what other fields would you like to see SAP conquer, if I could use that verb?
Henning Kagermann - SAP AG - Chairman and CEO
Thank you, yes. It is interesting. Our position in this market is a different position we have in the other segments. I think that is always important. People have asked me why we have done an organic growth strategy in our home market. I said, look, we are by far the market leader. Where can we acquire an innovative company if we are so much a market leader? It makes no sense for us. It might make sense for others.
The same was in the midmarket. We went with all-in-one, which was the high-end and everybody said they will not make it and we have proven it with an acquisition that we can to the low end. And then we learned over time that in this market for example, we have to do it ourself because you need this deep knowledge of the industry what we have, and we came up with Business ByDesign.
In the business user, it is different. Here we have some innovation, some [lull], but we have to accept that in this market there are other leaders who have started from the beginning of the existence to focus on this segment. We felt doing an acquisition of the market leader here, it is an important strategic move because there was no market leader in the other segments, therefore, we did not make such a move there.
Unidentified Audience Member
(Inaudible question - microphone inaccessible)
Henning Kagermann - SAP AG - Chairman and CEO
That is not speculation. The only thing I can say, there are other areas out there where such a move could make sense, but this was the most important for us, this growing space.
Herbert Heitmann - SAP AG - IR
In the interest of time, I’d like to group a few questions that are different from the questions I heard here in the room from the Web and one to go to John. A bit more understanding, John, on your shareholder structure, the role of the founder, and if available for you, the EPS for 2006. This was a question from the German Frankfurter Allgemeine Zeitung.
John Schwarz - Business Objects - CEO
Okay, we have very broad shareholder holding. In fact, only if I recall correctly, only about 5% or less of our shares are held by, if you will, retail investors; 95% are held by institutional investors. The founders have a very small percentage of ownership in the company, certainly less than 10%. So it is a very broadly held organization, if you will.
The legal hurdles that we have yet to go through, as Werner pointed out, are regulatory approvals by the French Ministry of Finance, by the AMF, by the U.S. SEC, and some other country’s Department of Justice approvals.

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F I N A L   T R A N S C R I P T

Oct. 08. 2007 / 9:00AM, SAP – SAP AG to acquire Business Objects in Friendly Takeover; Combined Companies to accelerate Leadership for Business User Applications – Conference Call (Frankfurt)
Herbert Heitmann - SAP AG - IR
Thank you. The next question here from number two, (inaudible).
Unidentified Audience Member
(Spoken in German)
Henning Kagermann - SAP AG - Chairman and CEO
(Spoken in German)
Herbert Heitmann - SAP AG - IR
Henning was asked whether today’s announcement has anything to do with our efforts in the midmarket, as well answers a question why not — oh, no, you did not answer. Henning, why — there was one question — why didn’t we buy Business Objects or try to acquire Business Objects earlier?
Henning Kagermann - SAP AG - Chairman and CEO
That is an easy answer. You have priorities in life. (Spoken in German)
Herbert Heitmann - SAP AG - IR
Very briefly, Henning basically makes two statements. One is that what we are doing today has nothing to do and is completely unrelated to our announcement in New York a couple of weeks ago about our new offerings for the untapped segment of the midmarket. However looking into the future, we see also opportunities in our joint approach that these customers might benefit from.
Asked about whether we have not tried to acquire Business Objects much earlier, Henning stated that you always have to make priorities. For us that was getting the business process platform on enterprise as a way out into the market, which was done at the end of 2007. And the introduction of a completely new offering for the midmarket first happened a few weeks ago. So now is the time, now is the opportunity to take on these efforts for the business user.
Next question here from the hall, I do not see any other. Take the next one from the Web. (inaudible) asks about what will be the exchange between products in the NetWeaver Stack and the Business Objects offering? How is the overlap between these two product categories and how will it be handled?
Probably a bit early to answer this, but, Henning, what is your intention here?
Henning Kagermann - SAP AG - Chairman and CEO
Yes, thanks, I do not think we will bring all products of Business Objects into the NetWeaver Stack. That would be wrong. I just tried to explain that part of the values that Business Objects is agnostic in terms of technologies. They run also on technologies of competitors and we like that. So therefore we will see if there are certain components where it makes sense to bring them to NetWeaver.

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F I N A L   T R A N S C R I P T

Oct. 08. 2007 / 9:00AM, SAP – SAP AG to acquire Business Objects in Friendly Takeover; Combined Companies to accelerate Leadership for Business User Applications – Conference Call (Frankfurt)
It could also be the opposite, that there will be certain components we have that they are using. What we definitely will do is that we will continue to have our business warehouse in NetWeaver, no doubt, and if you look to the synergies, we should not forget that SAP has a business warehouse 14,000 customers. So we are a very strong player here and Business Objects are an extremely strong player in the front end of business analytics. So you see there’s a lot of synergies here and details will come in the next months.
Herbert Heitmann - SAP AG - IR
Thank you. And one question for Werner from the Web. Will the share buyback program for ‘07 be affected by this step?
Werner Brandt - SAP AG - CFO
We have, as we said, continued our share buyback in the third quarter. We will announce and talk about this when we announce our results for the third quarter and of course this will have some impact on the share buyback for the next two years.
Herbert Heitmann - SAP AG - IR
Thank you. With that, I think I covered all the questions that so far popped in through the email address. If not, please ask the remaining questions again. And the question, is there any further question here in the room?
If that is not the case, I once again look at the Web. Nobody wants to take the last question, then with that, I would like to thank you all on this impromptu invitation to join us here in Frankfurt and to our colleagues here in the room. But also as the usual, contacts on the SAP as well as the Business Objects side are ready to answer whatever else questions you might have.
Thanks for joining us here and have a nice day. Goodbye.
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Additional Information
The tender offer for the outstanding ordinary shares, the Convertible Bonds and the warrants of Business Objects has not yet commenced. This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Business Objects securities. The solicitation and the offer to buy ordinary shares of Business Objects, the Convertible Bonds and the warrants will be made only pursuant to an offer to purchase and related materials that SAP and its subsidiary intend to file with the SEC on Schedule TO. Business Objects also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.
Business Objects stockholders and other investors should read the Tender Offer Statement on Schedule TO, the Schedule 14D-9 as well as the Note d’Information and the Note en Réponse to be filed by SAP carefully because these documents will contain important information, including the terms and conditions of the tender offer. Business Objects stockholders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (amf-france.org) or with the SEC at the SEC’s website at www.sec.gov, in both cases without charge. Materials filed by SAP may be obtained for free at SAP’s web site, www.sap.com. Materials filed by Business Objects may be obtained for free at Business Objects’ web site, www.businessobjects.com. Stockholders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offer.